FOR IMMEDIATE RELEASE	February 20, 2014

Micromem Technologies Inc.:
Conference in Dubai

Toronto, New York, February 20, 2014: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that Steven Van Fleet, President of MAST, and Dr. Brian Von Herzen, Chief Technology Officer of MAST have been invited to attend the Reservoir Nanoagents, Taming Complexities on Road the Deployment Workshop hosted in Dubai on February 22-26. The invitation was extended by two of the major oil and gas companies that have contracted MAST to develop a particle tracer technology and particle sensor detection platform that was successfully demonstrated and approved on February 6, 2014. News on this accomplishment will be the subject of a separate release. During the development of the particle tracer technology several problems were encountered in the particles themselves that MAST engineers solved and as a result, this new intellectual property (IP) owned by Micromem has opened more opportunities with all four oil companies that are currently contracting MAST to do work. This new IP will be the subject of our presentation in Dubai, and will also provide Micromem the opportunity to showcase our technology to the entire industry.

Micromem was invited to address the attendees on this innovation to discuss the recent product development and how it helps the industry overcome some of the challenges of scaling the deployment of nanoparticles.

Micromem is proud that it has been working with the industry leaders and has been selected as a company capable of delivering on complex problems. Having our technology integrated in the systems of fortune 20 oil companies on a global scale is a clear validation of our solutions.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:    NASD OTC-Bulletin Board - Symbol: MMTIF
                  CSE - Symbol: MRM
Shares issued: 168,454,785
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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